UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*
Optimal Group Inc.
(Name of Issuer)
Class “A” Shares
(Title and Class of Securities)
68388R208
CUSIP Number)
Richard Yanofsky
770 Sherbrooke Street West, Suite 1700
Montréal, Québec, H3A 1G1
514.738.2079
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 15, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.   ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.
     *   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 3 Pages
     This Amendment No. 6 to Schedule 13D amends the information set forth in the Schedule 13D filed by Francis Choi, Eric Lau Tung Ching, Peter Yanofsky, Richard Yanofsky, and 7293411 Canada Inc. (the “Offeror” and collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on March 23, 2010 (as amended, the “Schedule 13D”), relating to the Class “A” shares, without par value (the “Common Stock”), of Optimal Group Inc., a Canadian corporation (the “Issuer” or “Optimal”). Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     On June 3, 2010, the Issuer appointed Richard Yanofsky to the board of directors of the Issuer in order to fill a newly created vacancy.
     On June 15, 2010, the Issuer announced that it will hold a special meeting on July 9, 2010, to vote upon a special resolution, approving the amalgamation (the “Amalgamation”) of the Issuer with 7533403 Canada Inc., a wholly owned subsidiary of the Offeror. The Amalgamation is the second and final step in the acquisition of the Issuer by the Offeror. If the special resolution is approved, in connection with the Amalgamation, shareholders (other than dissenting shareholders and the Filing Persons) will receive $2.40 for each share of Common Stock held, which payment will be funded directly or indirectly by the Offeror.

Item 7.	Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit 16	Notice of Special Meeting of Shareholders to be held on July 9, 2010 and Management Information Circular, filed by Optimal Group Inc. on June 15, 2010.****

****	Incorporated by reference to Optimal Group Inc.’s Schedule 13E-3 filed on June 15, 2010.

Page 3 of 3 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 15, 2010

/s/ Richard Yanofsky
Richard Yanofsky

*
Peter Yanofsky

*
Francis Choi

*
Eric Lau Tung Ching

7293411 CANADA INC.
/s/ Richard Yanofsky
By:	Richard Yanofsky
Title:	President

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to a Power of Attorney executed by the above-indicated Reporting Persons and filed herewith as Exhibit 5.

By:	/s/ Richard Yanofsky
Richard Yanofsky, Attorney-in-fact